Exhibit 99.1

PRESS RELEASE

Ascendis Pharma Reports Fourth Quarter and Full-Year 2025 Financial Results

– Q4 2025 product revenue of €240 million and FY 2025 product revenue of €684 million

– Q4 2025 operating profit of €10 million and cash flow from operating activities of €73 million

– TransCon® CNP under FDA Priority Review, PDUFA action goal date of February 28, 2026

– Conference call today at 4:30 pm ET

COPENHAGEN, Denmark, February 11, 2026 (GLOBE NEWSWIRE) – Ascendis Pharma A/S (Nasdaq: ASND) today announced financial results for the fourth quarter and full year ended December 31, 2025, and provided a business update.

“With a continued focus on making a meaningful difference for patients, we believe Ascendis is entering a steep growth phase as we transform into a leading global biopharma company,” said Jan Mikkelsen, President and CEO of Ascendis Pharma. “With strong execution and the power of our TransCon platform, we are positioned to generate approximately €500 million in operating cash flow in 2026 while aspiring to deliver at least €5 billion in global annual product revenue by 2030. At the same time, we are advancing a growing pipeline of highly differentiated programs to deliver durable, long-term growth.”

Select 2025 Highlights & Anticipated 2026 Milestones

•	TransCon PTH

(palopegteriparatide, marketed as YORVIPATH)

•	YORVIPATH revenue for the fourth quarter of 2025 totaled €187 million and €477 million for the full year 2025, as previously announced.

•	More than 5,300 unique U.S. patient enrollments, with nearly 2,400 unique prescribing healthcare providers at year end.

•	Outside the U.S., now available commercially or through named patient programs in more than 30 countries, with full commercial launches anticipated in 10 additional countries by year end 2026.

•

Presented pooled analysis of 3-year data from PaTHway and PaTH Forward trials at the American Society of Nephrology (ASN) Kidney Week 2025, reinforcing that treatment with TransCon PTH led to rapid and sustained improvements in kidney function in adults with hypoparathyroidism.

•	Ongoing label expansion trials through PaTHway60 (adults) and PaTHway Adolescent.

•	Confirmed product profile for once-weekly TransCon PTH, targeting patients who have been transitioned from conventional therapy to YORVIPATH and have achieved a stable daily dose.

•	TransCon CNP

(navepegritide, FDA NDA and EMA MAA filed)

•	In the U.S., PDUFA action goal date of February 28, 2026 for pediatric achondroplasia.

•

Submitted marketing authorization application (MAA) to the European Medicines Agency (EMA) in October 2025, with a regulatory decision on potential use in pediatric achondroplasia anticipated in the fourth quarter of 2026.

•	Label expansion trial in infants with achondroplasia, reACHin, remains ongoing with enrollment completion anticipated later this year.

•	TransCon CNP + TransCon hGH Combination Therapy

(navepegritide plus lonapegsomatropin)

•

Announced Week 52 topline results from Phase 2 COACH Trial, which demonstrated improvements in annualized growth velocity across both TransCon CNP treatment-naïve and TransCon CNP-treated children that exceeded the 97th percentile of average stature children, along with improvements in body proportionality and in arm span, and a safety profile consistent with those observed for monotherapies of TransCon CNP and TransCon hGH on January 8, 2026.

•

Held a successful end of Phase 2 meeting with the U.S. Food & Drug Administration (FDA) and Scientific Advice meeting in the EU regarding a Phase 3 trial of TransCon CNP and TransCon hGH in pediatric achondroplasia in the fourth quarter of 2025.

•	Week 78 COACH data update anticipated in second quarter of 2026.

•	Planned new trials to support TransCon CNP + TransCon hGH treatment in additional indications.

•	TransCon hGH

(lonapegsomatropin, marketed as SKYTROFA)

•	SKYTROFA revenue for the fourth quarter of 2025 totaled €53 million and €206 million for the full year 2025, as previously announced.

•	Received first label expansion in July 2025 with FDA approval for adult growth hormone deficiency (GHD).

•	Initiated Phase 3 basket trial for additional indications: idiopathic short stature (ISS), SHOX deficiency, Turner syndrome, and small for gestational age (SGA).

•	Oncology Program

(onvapegleukin alfa)

•

Expect to report median overall survival (OS) data for a cohort of 70 patients with late-line platinum-resistant ovarian cancer (PROC) from the IL-Believe Trial of TransCon IL-2 ß/g + weekly paclitaxel in the second quarter of this year.

•	Strategic Collaborations & Investments

•

Ongoing multi-product collaboration with Novo Nordisk for TransCon technology-based therapies in obesity and metabolic diseases, with the lead program, TransCon Semaglutide, on track to enter the clinic as anticipated.

•	Eyconis lead program, TransCon aVEGF (EYC-0305), in development for wet AMD and other retinal diseases anticipated to enter the clinic in 2026.

•

On January 26, 2026, VISEN Pharmaceuticals announced that China’s National Medical Products Administration approved its biologics license application for lonapegsomatropin (TransCon hGH) in China for the treatment of pediatric growth hormone deficiency (PGHD).

•	In November 2025, Teijin Limited announced that YORVIPATH is commercially available for prescription in Japan.

•	Financial Update

•	For the fourth quarter of 2025, operating profit was €10 million and cash flow from operating activities was €73 million, primarily driven by continued growth of YORVIPATH revenue globally.

•	Initiating previously announced $120 million share repurchase program in 2026.

•	As of December 31, 2025, our cash balance was €616 million, an increase of €77 million compared to €539 million as of September 30, 2025.

Fourth Quarter and Full-Year 2025 Financial Results

Total revenue for the fourth quarter of 2025 was €248 million, compared to €174 million during the same period for 2024. The increase was primarily attributable to the continued growth of YORVIPATH global product revenue, partially offset by the recognition of a $100 million upfront payment in 2024 that did not recur in 2025.

Total revenue for 2025 was €720 million compared to €364 million in 2024. The increase was primarily attributable to the continued growth of YORVIPATH partially offset by recognition of a $100 million upfront payment in 2024 that did not recur in 2025. Non-product revenue was €37 million in 2025, compared to €138 million in 2024.

Total Revenue (In EUR’000s)	Three Months Ended December 31,		Twelve Months Ended December 31,
	2025	2024	2025	2024
Revenue
Commercial products	240,092	72,130	683,572	225,728
Services and clinical supply	4,780	5,933	18,008	15,570
Licenses	2,628	95,853	5,630	122,343
Milestones	—	—	12,922	—

Total revenue	247,500	173,916	720,132	363,641

Commercial Products Revenue (In EUR’000s)	Three Months Ended December 31,		Twelve Months Ended December 31,
	2025	2024	2025	2024
Revenue from commercial products
YORVIPATH®	186,677	13,584	477,412	28,727
SKYTROFA®	53,415	58,546	206,160	197,001

Total revenue from commercial products	240,092	72,130	683,572	225,728

Research and development (R&D) expenses for the fourth quarter of 2025 were €78 million, compared to €79 million during the same period in 2024. R&D expenses for 2025 were €304 million compared to €307 million in 2024. The lower R&D expenses were driven by the completion of clinical trials and development activities within our Endocrinology Rare Disease pipeline partially offset by reversal (income) of prior period write-downs related to YORVIPATH pre-launch inventory.

Selling, general, and administrative (SG&A) expenses for the fourth quarter of 2025 were €136 million, compared to €80 million during the same period in 2024. SG&A expenses for 2025 were €458 million compared to €291 million in 2024. Higher SG&A expenses were primarily due to the continued impact from global commercial expansion, including global launch activities for YORVIPATH.

Total operating expenses for the fourth quarter of 2025 were €214 million compared to €160 million during the same period in 2024. Total operating expenses for 2025 were €761 million compared to €598 million in 2024.

Net finance expenses were €38 million in the fourth quarter compared to €33 million in the same period in 2024. Net finance expenses for 2025 were €93 million compared to €74 million in 2024. The full year net finance expense increase was driven primarily by non-cash items.

For the fourth quarter of 2025, Ascendis Pharma reported a net loss of €34 million, or €0.55 per share (basic and diluted) compared to a net loss of €38 million, or €0.64 per share (basic and diluted) for the same period in 2024. For the full year 2025, Ascendis Pharma reported a net loss of €228 million, or €3.76 per share (basic and diluted) compared to a net loss of €378 million, or €6.53 per share (basic and diluted) in 2024.

As of December 31, 2025, Ascendis Pharma had cash and cash equivalents totaling €616 million compared to €560 million as of December 31, 2024. As of December 31, 2025, Ascendis Pharma had 61,977,408 ordinary shares outstanding, including 597,096 ordinary shares represented by ADSs held by the company.

Conference Call and Webcast Information

Ascendis Pharma will host a conference call and webcast today at 4:30 pm Eastern Time (ET) to discuss its fourth quarter and full year 2025 financial results.

Those who would like to participate may access the live webcast here, or register in advance for the teleconference here. The link to the live webcast will also be available on the Investors & News section of the Ascendis Pharma website at https://investors.ascendispharma.com. A replay of the webcast will be available on this section of the Ascendis Pharma website shortly after conclusion of the event for 30 days.

About Ascendis Pharma A/S

Ascendis Pharma is applying its innovative TransCon technology platform to build a leading, fully integrated biopharma company focused on making a meaningful difference in patients’ lives. Guided by its core values of Patients, Science, and Passion, Ascendis uses its TransCon technologies to create new and potentially best-in-class therapies. Ascendis is headquartered in Copenhagen, Denmark and has additional facilities in Europe and the United States. Please visit ascendispharma.com to learn more.

Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding Ascendis’ future operations, plans and objectives of management are forward-looking statements.

Examples of such statements include, but are not limited to, statements relating to (i) Ascendis’ expectation for durable, long-term growth, including its expectation to generate approximately €500 million in operating cash flow in 2026 and to deliver at least €5 billion in global annual product revenue by 2030; (ii) Ascendis’ expectations with respect to the commercial launches of TransCon PTH in additional countries; (iii) the PDUFA goal date for FDA review of TransCon CNP; (iv) the timing of EMA’s decision on potential use of TransCon CNP in pediatric achondroplasia; (v) the timing of enrollment completion of the label expansion trial in infants with achondroplasia, reACHin; (vi) the timing of Week 78 COACH data update; (vii) the planned new trials to support TransCon CNP + TransCon hGH treatment in additional indications; (viii) the timing of median OS data for the oncology program; (ix) the clinical entry of TransCon semaglutide; (x) the clinical entry of TransCon aVEGF program in 2026; (xi) Ascendis’ ability to apply its TransCon technology platform to build a leading, fully integrated biopharma company; and (xii) Ascendis’ use of its TransCon technologies to create new and potentially best-in-class therapies. Ascendis may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements that Ascendis makes, including the following: dependence on third party manufacturers, distributors and service providers for Ascendis’ products and product candidates; unforeseen safety or efficacy results in Ascendis’ development programs or on-market products; unforeseen expenses related to commercialization of any approved Ascendis products; unforeseen expenses related to Ascendis’ development programs; unforeseen selling, general and administrative expenses, other research and development expenses and Ascendis’ business generally; delays in the development of its programs related to manufacturing, regulatory requirements, speed of patient recruitment or other unforeseen delays; Ascendis’ ability to obtain additional funding, if needed, to support its business activities; and the impact of international economic, political, legal, compliance, social and business factors. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to Ascendis’ business in general, see Ascendis’ Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) on February 12, 2025, and Ascendis’ other future reports filed with, or submitted to, the SEC. Forward-looking statements do not reflect the potential impact of any future licensing, collaborations, acquisitions, mergers, dispositions, joint ventures, or investments that Ascendis may enter into or make. Ascendis does not assume any obligation to update any forward-looking statements, except as required by law.

Ascendis, Ascendis Pharma, the Ascendis Pharma logo, the company logo, TransCon, SKYTROFA®, and YORVIPATH® are trademarks owned by the Ascendis Pharma group.

© February 2026 Ascendis Pharma A/S.

Investor Contacts: Chad Fugere Ascendis Pharma ir@ascendispharma.com	Media Contact: Melinda Baker Ascendis Pharma media@ascendispharma.com

Patti Bank ICR Healthcare patti.bank@icrhealthcare.com

Ascendis Pharma A/S

Consolidated Statements of Profit or (Loss) and Other Comprehensive

Income or (Loss)

(In EUR’000s, except share and per share data)	Three Months Ended December 31,		Twelve Months Ended December 31,
	2025	2024	2025	2024
Consolidated Statement of Profit or (Loss)
Revenue	247,500	173,916	720,132	363,641
Cost of sales	(23,598)	(14,023)	(94,915)	(44,258)

Gross profit	223,902	159,893	625,217	319,383
Research and development expenses	(78,151)	(79,294)	(303,621)	(307,004)
Selling, general, and administrative expenses	(135,855)	(80,216)	(457,867)	(291,142)

Operating profit/(loss)	9,896	383	(136,271)	(278,763)
Share of profit/(loss) of associates	1,328	(4,575)	16,308	(20,060)
Finance income	24,061	26,233	113,999	25,609
Finance expenses	(61,990)	(59,425)	(206,687)	(100,027)

Profit/(loss) before tax	(26,705)	(37,384)	(212,651)	(373,241)
Income taxes (expenses)	(6,857)	(1,085)	(15,383)	(4,843)

Net profit/(loss) for the year	(33,562)	(38,469)	(228,034)	(378,084)

Attributable to owners of the Company	(33,562)	(38,469)	(228,034)	(378,084)

Basic earnings/(loss) per share	€(0.55)	€(0.64)	€(3.76)	€(6.53)
Diluted earnings/(loss) per share	€(0.55)	€(0.64)	€(3.76)	€(6.53)
Consolidated Statement of Comprehensive Income or (Loss)
Net profit/(loss) for the year	(33,562)	(38,469)	(228,034)	(378,084)
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or (loss):
Exchange differences on translating foreign operations	(490)	830	(3,538)	1,062

Other comprehensive income/(loss) for the year, net of tax	(490)	830	(3,538)	1,062

Total comprehensive income/(loss) for the year, net of tax	(34,052)	(37,639)	(231,572)	(377,022)

Attributable to owners of the Company	(34,052)	(37,639)	(231,572)	(377,022)

Ascendis Pharma A/S

Consolidated Statements of Financial Position

(In EUR’000s)	December 31, 2025	December 31, 2024
Assets
Non-current assets
Intangible assets	3,710	4,028
Property, plant and equipment	146,479	98,714
Investments in associates	32,526	13,575
Other receivables	10,870	2,317

	193,585	118,634

Current assets
Inventories	301,533	295,609
Trade receivables	141,333	166,280
Income tax receivables	1,781	1,775
Other receivables	14,582	9,385
Prepayments	33,715	28,269
Cash and cash equivalents	616,041	559,543

	1,108,985	1,060,861

Total assets	1,302,570	1,179,495

Equity and liabilities
Equity
Share capital	8,322	8,149
Distributable equity	(171,143)	(113,855)

Total equity	(162,821)	(105,706)

Non-current liabilities
Borrowings	385,254	365,080
Contract liabilities	1,123	5,000
Deferred tax liabilities	9,623	7,258

	396,000	377,338

Current liabilities
Convertible notes, matures in April 2028
Borrowings	429,391	458,207
Derivative liabilities	256,231	150,670

	685,622	608,877
Other current liabilities
Borrowings	57,141	33,329
Contract liabilities	4,944	936
Trade payables and accrued expenses	90,657	96,394
Other liabilities	58,204	67,956
Income tax payables	6,427	1,222
Provisions	166,396	99,149

	383,769	298,986

	1,069,391	907,863

Total liabilities	1,465,391	1,285,201

Total equity and liabilities	1,302,570	1,179,495

Total Revenue

(In EUR’000s)	Three Months Ended December 31,		Twelve Months Ended December 31,
	2025	2024	2025	2024
Revenue
Commercial products	240,092	72,130	683,572	225,728
Services and clinical supply	4,780	5,933	18,008	15,570
Licenses	2,628	95,853	5,630	122,343
Milestones	—	—	12,922	—

Total revenue	247,500	173,916	720,132	363,641

Commercial Products Revenue

(In EUR’000s)	Three Months Ended December 31,		Twelve Months Ended December 31,
	2025	2024	2025	2024
Revenue from commercial products
YORVIPATH®	186,677	13,584	477,412	28,727
SKYTROFA®	53,415	58,546	206,160	197,001

Total revenue from commercial products	240,092	72,130	683,572	225,728